CornerCap Group of Funds1290 Broadway, Suite 1100Denver, Colorado 80203

May 20, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:       CornerCap Group of Funds (“Trust”)

File Nos.

033-3149

811-4581

Request for Withdrawal Form N-1A POST-EFFECTIVE AMENDMENT NO.  38 (1933 Act)

To the Securities and Exchange Commission:

Transmitted herewith on behalf of the Registrant is a request pursuant to Rule 477 under the Securities Act of 1933 to withdraw the filing transmitted as EDGAR form type 485APOS for the above referenced registration statement. The submission was accepted on May 20, 2010, Accession Number 0001193125-10-125219.  The amendment was inadvertently transmitted without the signature page of the registrant.

No sales have occurred under this registration statement. A new post-effective amendment for the above captioned filing will be made under a separate Accession Number.

Please address any comments or questions to my paralegal Stephanie Barres at 720-917-0711.

Sincerely,

/s/ Tané T. Tyler

Sr. Vice President, Secretary and General Counsel

ALPS Fund Services, Inc.

Administrator

cc:

J. Skinner, Kilpatrick & Stockton

T. Quinn, CornerCap Group of Funds